UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                      Commission File Number: 000-31165



(Check One):  [_] Form 10-KSB   [_] Form 20-F   [_] Form 11-K   [X] Form 10-QSB
              [_] Form 10-D     [_] Form N-SAR  [_] Form N-CSR

      For Period Ended:  June 30, 2006

      [_] Transition Report on Form 10-KSB
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-QSB
      [_] Transition Report on Form N-SAR

      For the Transition Period Ended:  _________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                        XL Generation International Inc.
                      -------------------------------------
                             Full Name of Registrant

                            Cygni Systems Corporation
                       ----------------------------------
                           Former Name, if Applicable

                     Sumpfstrasse 32, 6304 Zug, Switzerland
                     --------------------------------------
            Address of Principal Executive Office (Street and Number)

                                   PART II
                           RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

In the year ended December 31, 2005, the Registrant engaged in a reverse merger, pursuant to which a shell corporation organized in the State of Nevada acquired an operating entity organized in Switzerland. The Swiss operating company has engaged in transactions throughout the world. The difficulties inherent in integrating the financial reporting of these two entities and recording their various international transactions has delayed the Registrant's process of completing its compilation of financial information for the quarter ended June 30, 2006. The financial results for the quarter ended June 30, 2006 will reflect the operating results of the Swiss company and not the prior shell company which had little or no activity during the calendar year 2005.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Claude Pellerin:   (514) 397-0575.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [X] Yes [ ] No


See narrative in Part III above, incorporated herein by reference thereto, explaining why there will be a significant change in results of operations from the corresponding period for the last fiscal year. A reasonable estimate of the results can not be made because the Company needs additional time to finalize its financial statements in order to insure accurate reporting of its financial condition and results of operations for the period ended June 30, 2006.

                        XL Generation International Inc.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Daniel Courteau
    --------------------------------
    Name:   Daniel Courteau
    Title:  Corporate Secretary

Dated: August 14, 2006


                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).